UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

California First Leasing Corporation
(Name of Subject Company (Issuer))

California First Leasing Corporation
(Name of Filing Person(s) (Issuer))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

130222102
(CUSIP Number of Class of Securities)

Patrick E. Paddon
Chief Executive Officer
California First Leasing Corporation
5000 Birch Street, Suite 500
Newport Beach, CA 92660
(949) 255-0500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With copies to:
Joshua A. Dean, Esq.		S. Leslie Jewett
Jason R. Schendel, Esq.		Chief Financial Officer
Daniel Clausen, Esq.		California First Leasing Corporation
Sheppard, Mullin, Richter & Hampton LLP		5000 Birch Street, Suite 500
650 Town Center Drive, Tenth Floor		Newport Beach, CA 92660
Costa Mesa, CA 92626

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission by California First Leasing Corporation, a California corporation (the “Company”), on May 20, 2025 in connection with the offer by the Company to the holders of its Common Stock to purchase up to 330,000 shares of its Common Stock at a purchase price of $18.50 per share in cash, without interest (the “Offer”).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2025 (the “Original Offer to Purchase”), as amended and supplemented by the Supplement No. 1 to the Offer to Purchase, dated June 5, 2025 (the “Supplement”), and the related Letter of Transmittal and Notice of Guaranteed Delivery.

All information set forth in the Original Offer to Purchase, which was previously filed with the Schedule TO, is hereby incorporated by reference herein except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Original Offer to Purchase, the Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery, and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

The information in the Schedule TO, including all exhibits to the Schedule TO, which were previously filed with the Schedule TO, is incorporated herein by reference in response to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. All capitalized terms used but not specifically defined in this Amendment No. 1 shall have the meanings given to such terms in the Original Offer to Purchase. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEMS 1 – 11

Items 1 – 11 are hereby amended and updated by the Supplement, which is incorporated herein by reference.

ITEM 10 FINANCIAL STATEMENTS

Item 10(a)(1) is hereby deleted in its entirety and replaced with the following:

“(a)   (1)   Not applicable.  The Company has determined, pursuant to Instruction 2 to Item 10 of Schedule TO, that its financial condition is not material to a security holder’s decision whether to sell, tender or hold the securities sought as the consideration consists solely of cash, the offer is not subject to any financing condition and the Company files reports under Section 13 of the Exchange Act on EDGAR.”

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(A)*	Offer to Purchase for Cash, dated May 20, 2025
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients
(a)(1)(F)*	Press Release, dated May 20, 2025
(a)(1)(A)	Supplement No. 1 to Offer to Purchase for Cash, dated June 5, 2025
(b)	None
(d)	None
(g)	None
(h)	None
107*	Calculation of Filing Fee Table

*Denotes that the exhibit was previously filed.

ITEM 13.	Information Required by Schedule 13e-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

California First Leasing Corporation

By:	/s/ S. Leslie Jewett
Name: S. Leslie Jewett
Title: Chief Financial Officer
Date: June 5, 2025

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